SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

STEALTHGAS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y81669 10 6

(CUSIP Number)

Harry N. Vafias

c/o StealthGas Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Finn Murphy, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

May 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y81669 10 6	13D

1	NAME OF REPORTING PERSONS Flawless Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,105,453
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,105,453
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,105,453
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. Y81669 10 6	13D

1	NAME OF REPORTING PERSONS Harry N. Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,208,069*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,208,069*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,208,069*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.5%*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Includes 699,000 restricted shares outstanding as of the date hereof and excludes 250,000 shares issuable upon exercise of unvested stock options. Of these restricted shares, 449,000 vest on November 24, 2023, 125,000 vest on February 21, 2024 and 125,000 vest on February 21, 2025. Of these stock options, 50% vest on February 21, 2024 and 50% of which vest on February 21, 2025. These shares remain subject to forfeiture if the time-based vesting conditions are not satisfied. Also includes 250,000 shares issuable upon exercise of fully vested stock options with an exercise price of $2.99 per share.

Item 1.	Security and Issuer

This Amendment No. 3 to the Statement on Schedule 13D originally filed on February 5, 2018, as amended by Amendment No. 1 on March 27, 2020 and Amendment No. 2 on June 1, 2021 (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of StealthGas Inc., a Marshall Islands corporation (the “Company”). The principal executive office of the Company is located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation (“Flawless”), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the “Reporting Persons”). The principal business of Flawless is investing in securities. The business address of each of the Reporting Persons is c/o StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The sole officer and director of Flawless is Harry N. Vafias who is the Director, President, Secretary and Treasurer of Flawless. Harry N. Vafias is an individual of Greek citizenship who is the Chief Executive Officer, President and Chief Financial Officer of the Company.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 21, 2023, Mr. Vafias acquired, as compensatory awards, (1) 250,000 restricted shares of Common Stock with a vesting date of February 21, 2024 for 125,000 such shares and February 21, 2025 for 125,000 such shares, and (2) options exercisable to acquire 250,000 shares of Common Stock at an exercise price per share equal to $2.85, the closing price of the Common Stock on February 21, 2023, and an option expiration date of February 21, 2033, and with a vesting date of February 21, 2024 for 125,000 such option shares and February 21, 2025 for 125,000 such option shares.

On May 24, 2023, Mr. Vafias acquired, as compensatory awards, 449,000 restricted shares of Common Stock with a vesting date of November 24, 2023.

On May 26, 2023, stock options to acquire 125,000 shares of Common Stock with an exercise price of $2.99 per share, which were acquired by Mr. Vafias on May 26, 2021 as compensatory awards, vested according to their original vesting schedule.

Item 4.	Purpose of Transaction.

See the response to Item 3, which is incorporated by reference herein. Neither Flawless nor Mr. Harry N. Vafias has any plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this filing, the Reporting Persons’ beneficial ownership of the Common Stock is as follows:

Name	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power	Percentage
Flawless Management Inc.	7,105,453		—	18.1%
Harry N. Vafias	9,208,069	*	—	23.5%

*

Includes 699,000 restricted shares outstanding as of the date hereof and excludes 250,000 shares issuable upon exercise of unvested stock options. Of these restricted shares, 449,000 vest on November 24, 2023, 125,000 vest on February 21, 2024 and 125,000 vest on February 21, 2025. Of these stock options, 50% vest on February 21, 2024 and 50% of which vest on February 21, 2025. These shares remain subject to forfeiture if the time-based vesting conditions are not satisfied. Also includes 250,000 shares issuable upon exercise of fully vested stock options with an exercise price of $2.99 per share.

(b) Number of shares of Common Stock beneficially owned as to which the Reporting Persons have:

(i) sole power to vote or direct the vote:

Name	Number of Shares
Flawless Management Inc.	7,105,453
Harry N. Vafias	9,208,069

(ii) sole power to dispose or direct the disposition of:

Name	Number of Shares
Flawless Management Inc.	7,105,453
Harry N. Vafias	9,208,069

(c) Other than as set forth in response to Item 3 above, no other transactions in the Company’s Common Stock by the Reporting Persons were effected in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the relationships described above and in the responses to Items 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated May 31, 2023, among Flawless Management Inc. and Harry N. Vafias.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2023

FLAWLESS MANAGEMENT INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias President

/s/ Harry N. Vafias
Harry N. Vafias

EXHIBIT INDEX

The following is filed as an Exhibit to this Schedule 13D:

Exhibit 1: Joint Filing Agreement, dated May 31, 2023, between Flawless Management Inc. and Harry N. Vafias.